UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 8, 2008	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:

NEWS RELEASE

FOR IMMEDIATE RELEASE

Xyratex Ltd Announces Results for the Fourth Quarter and Fiscal Year 2007

Q4 Revenues $248.0 million, up 2.9% Year over Year

Fiscal Year 2007 Revenues $931.6 million, down 5.3% Year over Year

Board Authorizes Stock Repurchase Plan

Havant, UK, January 8, 2008—Xyratex Ltd. (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced results for the fourth quarter and fiscal year ended November 30, 2007.  Revenues for the fourth quarter were $248.0 million, an increase of 2.9% compared to revenues of $241.1 million for the same period last year.

For the fourth quarter, GAAP net income was $11.7 million, or $0.39 per diluted share compared to GAAP net income of $9.4 million in the same period last year. Non-GAAP net income increased 20.5% to $13.1 million, or a diluted earnings per share of $0.44, compared to non-GAAP net income of $10.9 million, or $0.37 per diluted share,  in the same quarter a year ago(1).

Gross profit margin in the fourth quarter was 18.5%, compared to 17.4% in the same period last year and 17.9% in the prior quarter.

Revenues from sales of our Networked Storage Solutions (NSS) products were $187.2 million in the fourth quarter as compared to $167.6 million in the same quarter a year ago, an increase of 11.7%. Gross profit margin in the Networked Storage Solutions business was 15.0% as compared to 13.0% a year ago. Revenues from sales of our Storage Infrastructure (SI) products were $60.8 million as compared to $73.5 million in the same quarter a year ago, a decrease of 17.3%. Gross profit margin in the Storage Infrastructure business was 29.7% as compared to 27.9% a year ago.

Revenues for fiscal year 2007 were $931.6 million, a decrease of 5.3%, compared to revenues of $983.6 million for fiscal year 2006. Revenues from sales of our NSS products were $694.0 million for the year as compared to $598.8 in 2006, an increase of 15.9%. Revenues from sales of our SI products were $237.6 million as compared to $384.9 million in 2006, a decrease of 38.3%.

GAAP net income for fiscal year 2007 was $28.1 million or $0.94 per diluted share compared to a GAAP net income of $58.2 million for fiscal year 2006. Non-GAAP net income for fiscal year 2007 decreased 42.3% to $37.5 million, or a diluted earnings per share of $1.26, compared to non-GAAP net income of $64.9 million, or $2.19 per diluted share, for fiscal year 2006.

“I am pleased with our performance for the 2007 Fiscal Year given the challenges we anticipated at the beginning of the year and duly experienced. And while we weren’t immune from constrained capital expenditure in the Hard Drive Industry, our competitive differentiation and business fundamentals in both of our businesses remain strong,” said Steve Barber, CEO of Xyratex. “The results for the year support our strong position in the industries we serve and our ongoing effort and focus in expanding our partnerships with our existing customers and in developing partnerships with new customers. We are confident that the fundamentals within the markets we serve are positive and that our technology and strong execution will benefit us over the longer term.”

Stock Repurchase Plan

The Board of Directors has recently authorized a stock repurchase plan. According to the terms of the plan, the Company may repurchase up to $30 million of its outstanding common stock following the cessation of the current black-out period on January 11, 2008. As of November 30, 2007, Xyratex had 29.9 million shares outstanding.

Stock repurchase transactions authorized under the plan will occur from time to time in the open market, through block trades or otherwise. Management and the Board of Directors will exercise discretion with respect to the timing and amount of any shares repurchased, based on their evaluation of a variety of factors, including current market conditions. Repurchases may be commenced or suspended at any time without prior notice. Additionally, Xyratex may initiate repurchases under a Rule 10b5-1 plan, which would permit shares to be repurchased when the Company would otherwise be precluded from doing so under insider-trading laws. The repurchase program will be funded using the Company’s available cash resources, and it is intended that the repurchase program will be Rule 10b-18 compliant.

Business Highlights

•                  We announced an OEM agreement with NetApp to develop and supply general disk arrays for a variety of NetApp products. This agreement builds on the successful implementation of disk arrays currently provided by Xyratex to NetApp and incorporated within NetApp’s industry leading storage hardware platforms.

•                  We announced our new OneStor Extensible Storage Platform (ESP) and announced the first in a series of scalable offerings that will be available for storage and server OEMs. OneStor is a modular, standards-based architecture designed to meet diverse needs combining storage density, intelligent platform management, power efficiency and the industry’s most versatile storage system design.

•                  We secured new design wins with ONStor Inc., BlueArc Corp., transtec AG, VMETRO Inc. and EDI Technology Inc. in China.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

•                  Revenue in the first quarter of 2008 is projected to be in the range $205 to $225 million.

•                  Fully diluted loss per share is anticipated to be between $(0.17) and $(0.05) on a GAAP basis in the first quarter. On a non-GAAP basis fully diluted loss per share is anticipated to be between $(0.09) and earnings of $0.03. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain other acquisition related charges and related taxation expense.

•                  These projections reflect continued capital spending constraints in the Hard Drive Industry.

Conference Call/Webcast Information

The company will host a conference call to discuss its results at 2:00 p.m. PT/5:00 p.m. ET on Tuesday, January 8, 2008.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(800) 299-7635
Outside the United States	(617) 786-2901
Passcode	85448933

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through January 15, 2008 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	84081838

(1) Non-GAAP net income and diluted earnings per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring or non-cash items, such as income from sale of a product line, the effect of a reduction in the income tax rate in the United Kingdom and the effect of changes in exchange rates on the income tax benefit, and (d) the related tax effects. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income and GAAP diluted earnings per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance whilst recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature, is outside the control of management during the period in which the expense is incurred and in addition has not been measured consistently as a result of the implementation of FAS 123R; (c) the income from the sale of the product line is non-recurring and does not form part of the Company’s core operations, the income tax expense resulting from the effect on the deferred tax asset of a reduction in the income tax rate in the United Kingdom is non-recurring and the beneficial effect of changes in exchange rates on deferred tax balances is non-cash and is not comparable across periods or with other companies; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred.

Safe Harbor Statement

This press release contains forward–looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the first quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, changes in our customers volume requirements, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations

Brad Driver, +1 408-325-7260

bdriver@us.xyratex.com

www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Year Ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$187,216	$167,618	$693,990	$598,752
Storage Infrastructure	60,772	73,478	237,643	384,881
Total revenues	247,988	241,096	931,633	983,633

Cost of revenues	202,133	199,058	762,582	786,347
Gross profit:
Networked Storage Solutions	28,165	21,814	100,573	82,762
Storage Infrastructure	18,046	20,504	69,716	115,447
Equity compensation	(356)	(280)	(1,238)	(923)
Total gross profit	45,855	42,038	169,051	197,286
Operating expenses:
Research and development	19,370	17,466	77,559	71,391
Selling, general and administrative	16,532	15,867	61,977	60,449
Amortization of intangible assets	2,485	1,430	7,304	5,123
Total operating expenses	38,387	34,763	146,840	136,963
Operating income	7,468	7,275	22,211	60,323
Other income	—	1,202	890	3,167
Interest income, net	1,030	295	3,283	1,162
Income before income taxes	8,498	8,772	26,384	64,652
Provision for income taxes	(3,229)	(582)	(1,725)	6,474
Net income	$11,727	$9,354	$28,109	$58,178

Net earnings per share:
Basic	$0.40	$0.33	$0.97	$2.03
Diluted	$0.39	$0.32	$0.94	$1.97

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	29,100	28,762	28,985	28,663
Diluted	29,758	29,505	29,866	29,604

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30,	November 30,
	2007	2006
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$70,678	$56,921
Accounts receivable, net	122,327	105,324
Inventories	91,662	93,111
Prepaid expenses	2,994	2,390
Deferred income taxes	3,000	2,513
Other current assets	8,275	7,247
Total current assets	298,936	267,506
Property, plant and equipment, net	37,421	34,471
Intangible assets, net	54,175	58,109
Deferred income taxes	19,743	15,594
Total assets	$410,275	$375,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$96,046	$84,896
Short-term borrowings	—	4,000
Employee compensation and benefits payable	13,280	16,645
Deferred revenue	15,212	16,303
Income taxes payable	1,165	1,641
Other accrued liabilities	11,311	14,701
Total current liabilities	137,014	138,186
Long-term debt	—	3,000
Total liabilities	137,014	141,186

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 29,092 and 28,793 issued and outstanding	291	288
Additional paid-in capital	356,268	344,686
Accumulated other comprehensive income	1,847	2,774
Accumulated deficit	(85,145)	(113,254)
Total shareholders’ equity	273,261	234,494
Total liabilities and shareholders’ equity	$410,275	$375,680

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	November 30,	November 30,
	2007	2006
	(US dollars in thousands)

Cash flows from operating activities:
Net income	$28,109	$58,178
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,683	10,105
Amortization of intangible assets	7,304	5,123
Non-cash equity compensation	8,057	7,194
Loss on sale of assets	341	265
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(17,003)	(21,098)
Inventories	1,449	(21,528)
Prepaid expenses and other current assets	(2,956)	1,138
Accounts payable	11,150	4,302
Employee compensation and benefits payable	(3,365)	3,025
Deferred revenue	(1,091)	(131)
Income taxes payable	(476)	80
Deferred income taxes	(1,616)	5,824
Other accrued liabilities	(2,266)	2,016
Net cash provided by operating activities	41,320	54,493

Cash flows from investing activities:
Investments in property, plant and equipment	(16,974)	(19,932)
Dispositions in property, plant and equipment	—	762
Acquisition of intangible assets	(4,833)	(4,000)
Acquisition of business, net of cash received	(1,661)	(12,252)
Net cash used in investing activities	(23,468)	(35,422)

Cash flows from financing activities:
Payments of long-term borrowings	(7,000)	(4,000)
Payment of acquisition note payable	—	(3,000)
Proceeds from issuance of shares	2,905	3,610
Net cash used in financing activities	(4,095)	(3,390)
Change in cash and cash equivalents	13,757	15,681
Cash and cash equivalents at beginning of period	56,921	41,240
Cash and cash equivalents at end of period	$70,678	$56,921

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Year Ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)

Summary Reconciliation Of GAAP Net Income To Non-GAAP Net Income

GAAP net income	$11,727	$9,354	$28,109	$58,178

Amortization of intangible assets	2,485	1,430	7,304	5,123
Equity compensation	2,237	1,818	8,057	7,194
Other income	—	(1,202)	(890)	(3,167)
Effect on deferred tax of changes to UK tax rates and exchange rates	(1,743)	—	(1,040)	—
Tax effect of non-GAAP adjustments	(1,602)	(523)	(4,050)	(2,384)

Non-GAAP net income	$13,104	$10,877	$37,490	$64,944

Summary Reconciliation Of Diluted GAAP Earnings Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings per share	$0.39	$0.32	$0.94	$1.97

Amortization of intangible assets	0.08	0.05	0.24	0.17
Equity compensation	0.08	0.06	0.27	0.24
Other income	—	(0.04)	(0.03)	(0.11)
Reduction in UK tax rates	(0.06)	—	(0.03)	—
Tax effect of non-GAAP adjustments	(0.05)	(0.02)	(0.14)	(0.08)

Diluted non-GAAP earnings per share	$0.44	$0.37	$1.26	$2.19

Summary Of Equity Compensation

Cost of revenues	$356	$280	$1,238	$923
Research and development	711	557	2,477	1,962
Selling, general and administrative	1,170	981	4,342	4,309

Total equity compensation	$2,237	$1,818	$8,057	$7,194

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: January 8, 2008	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer